

September 5, 2014

<u>**Via E-Mail**</u>

Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

> **Re:** **InterMune, Inc.**
> **Schedule TO-T filed August 29, 2014 by Roche Holding, Inc. and**
>   **Klee Acquisition Corporation**
> **SEC File No. 005-60673**

Dear Mr. Williams:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

<u>Certain Information Concerning InterMune, page 26</u>

1. You may not disclaim responsibility for your disclosure. Please revise the first full paragraph of this section.

<u>Certain Information Concerning Purchaser and Parent, page 28</u>

2. Please tell us why you need to qualify your disclosure beginning in the last paragraph of page 29 "to Purchaser's and Parent's knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

Source and Amount of Funds, page 30

3.	Revise this section to provide additional disclosure about borrowed funds as required by Item 1007(d) of Regulation M-A.

Background of the Offer, page 30

4.	Revise the entry for July 25, 2014 to further describe the information shared by Mr. Welch with Dr. Schwan relating to the launch of pirfenidone in the US and any related discussion about the confidentiality and use of the information by Dr. Schwan or the bidders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions